TYPE:  425
  SEQUENCE:  1
  DESCRIPTION:  FILING OF COMMUNICATION

         Filed by ZiaSun Technologies, Inc.
         Pursuant to Rule 425 under the Securities Act of 1933
         Subject Company:  Investools, Inc.
         Commission File No. 333-67454



ZIASUN (LOGO)


         SEC Declares Registration Statement for INVESTools Effective
              ZiaSun and Telescan Set Stockholders Meeting Dates

Provo and Houston, November 5, 2001 - ZiaSun Technologies, Inc. (OTCBB:ZSUN) and Telescan, Inc. (OTCBB:TSCN) announced today that the Securities and Exchange Commission ("SEC") has declared the registration statement on Form S-4 filed by INVESTools Inc. to be effective. INVESTools, a new entity formed to effectuate the merger of ZiaSun and Telescan, will provide investor education, financial publications and analytical tools worldwide.

Proxy materials will be mailed shortly to all ZiaSun and Telescan stockholders to approve the proposed merger. ZiaSun and Telescan stockholders as of October 24, 2001 will be entitled to vote. ZiaSun stockholders will vote at the company's Annual Meeting of Stockholders, which has been scheduled for December 6, 2001. Telescan stockholders will vote at a Special Meeting of Stockholders, which has also been scheduled for December 6, 2001.

The merger requires the approval of a majority of the outstanding shares of each company's common stock. The merger has been unanimously approved by the Boards of Directors of each company. Holders of approximately 43% of the outstanding shares of ZiaSun common stock and approximately 36% of the outstanding shares of Telescan common stock have executed voting agreements in favor of approving the merger.

The Boards of Directors of each company recommend that stockholders vote FOR the proposed merger. To vote your shares, please sign, date and return your proxy card and mail it promptly in the enclosed, self-addressed, stamped envelope provided with the proxy materials. Your vote is extremely important. Failure to vote your shares has the same effect as voting against the merger.

About ZiaSun
Headquartered in Provo, Utah, ZiaSun is a publicly traded company focused on international investor education. Since 1997, Online Investor Toolbox ("OIT") has trained hundreds of thousands of investors via investing seminars, workshops, and self-directed learning programs. The focus of the training is to teach proven investing strategies in conjunction with the Internet as a tool to make responsible investing decisions in order to minimize the risks and maximize the returns from their investments. In addition to its investor education programs, OIT operates Investor Toolbox (www.investortoolbox.com), an online portal offering OIT members access to stock market news, investing tools, portfolio tracking, interactive charts, customer support, and ongoing investor education opportunities

About Telescan
Houston-based Telescan provides products and services through two sales and marketing divisions, each serving a unique market. The Consumer Division publishes premium investment advice, education, tools and analytics to individual investors online through two Web properties, INVESTools.com and WallStreetCity.com. In addition, the Consumer Division operates a subscription marketing service and an e-mail list management service. As an Application Service Provider (ASP), Telescan's Business-to-Business Division offers businesses of varying sizes an array of online financial solutions to meet the unique requirements of the customer's Internet business strategy, along with site development and hosting services.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, the matters discussed in this news release that may be considered forward-looking statements could be subject to certain risks and uncertainties in the market, competition, legal, success of marketing efforts and other risks detailed from time to time in the company's SEC reports. The company assumes no obligation to update the information in this release.

                                     # # #

Telescan Contacts:
Paul Helbling, CFO, 281-588-9102, or
Jennifer Mundine, Investor Relations, 281-588-9829

ZiaSun Contacts:
Wade Hallam, 801-431-0629

We also recommend that you read the joint proxy statement/prospectus regarding the merger, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Commission by ZiaSun. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by ZiaSun at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and the other documents filed by ZiaSun may also be obtained from ZiaSun by directing your request to ZiaSun Technologies, Inc.,5252 North Edgewood Dr., Suite 325, Provo, UT 84604, Attn: Investor Relations, tel: 801-229-2794.